SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Liquidia Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53635D202
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,328,418 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,328,418 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,328,418 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 53635D202	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 46,132 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER 8,328,418 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 46,132 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER 8,328,418 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,328,418 shares of Common Stock 46,132 shares of Common Stock underlying director stock options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53635D202	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of the Common Stock, $0.001 par value per share (the "Common Stock"), of Liquidia Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 419 Davis Drive, Suite 100, Morrisville, North Carolina 27560.

Item 2.	IDENTITY AND BACKGROUND

(a)

This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), the investment manager of an affiliated fund (the "Caligan Fund") and managed account (the "Caligan Account"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account; and

(ii) David Johnson, the Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson," together with Caligan Partners GP LLC and Caligan, the "Caligan Parties"), with respect to the shares of Common Stock held by the Caligan Fund and the Caligan Account.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b)	The principal business address of each of the Caligan Parties is 590 Madison Avenue, New York, New York 10022.

(c)	The principal business of each of the Caligan Parties is investment management.

(d)	During the last five years, none of the Caligan Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Caligan Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Caligan is a Delaware limited partnership. Mr. Johnson is a United States citizens. Caligan Partners GP LLC is a Delaware limited liability company.

CUSIP No. 53635D202	SCHEDULE 13D	Page 5 of 8 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $20,987,613 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Fund and the Caligan Account.

Item 4.	PURPOSE OF TRANSACTION

On April 12, 2021, the Caligan Fund and Caligan Account (collectively, the "Caligan Purchasers") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") for the purchase from the Issuer in a private placement (the "Private Placement") of an aggregate of 8,328,418 shares (the “Private Placement Shares”) of the Common Stock at a purchase price of $2.52 per Private Placement Share. The closing of the Private Placement (the "Closing") occurred on April 13, 2021. Subject to certain exceptions, the Caligan Purchasers have each entered into a Lock-Up Agreement (collectively, the "Lock-Up Agreement") pursuant to which they each agreed not to offer, sell, transfer or otherwise dispose of any Private Placement Shares during the 6-month period following the Closing.

In connection with the Private Placement, the Issuer agreed to increase the size of the board of directors to nine directors and to appoint Mr. Johnson to the Issuer’s board of directors as a nominee of Caligan.

In connection with the Private Placement, on April 12, 2021 the Caligan Purchasers entered into a registration rights agreement (the "Registration Rights Agreement") with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement (the "Registration Statement") with the SEC within 180 days following the date of entry into the Registration Rights Agreement (the "Filing Deadline") to register the Private Placement Shares for resale and use its best efforts to cause the Registration Statement to be declared effective by the SEC or otherwise become effective under the Securities Act as soon as practicable after the filing thereof, but in no event later than that date that is the earlier of (i) 60 days after the Filing Deadline (or 90 days after the Filing Deadline if such Registration Statement is reviewed by the SEC)..

In connection with the Private Placement, on April 13, 2021 the Caligan Fund entered into a standstill agreement (the "Standstill Agreement") with the Issuer. Pursuant to the Standstill Agreement, the Issuer agreed to appoint Mr. Johnson as a Class II director on the board of directors (the "Board") of the Issuer and member of the Issuer's audit committee for a term expiring at the Issuer’s 2023 annual meeting of stockholders, and until his successor is duly elected and qualified, or until his earlier resignation, removal or death. The Issuer also agreed to name Mr. Johnson as a Class II director nominee at the Issuer's 2023 annual meeting of stockholders. The Standstill Agreement also provides that, among other things, during the period commencing on April 12, 2021 and ending on the earlier of (A) the one-year anniversary of the date on which Mr. Johnson or any replacement director designee no longer serves on the Board and (B) the two-year anniversary of April 13, 2021 (the "Standstill Period"), and so long as the Caligan Fund owns 66% of the Private Placement Shares purchased by Caligan Fund, the Caligan Fund shall be entitled to appoint a replacement director designee if Mr. Johnson becomes unwilling or unable to serve as a director and ceases to be a director, resigns as a director or is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the end of the Standstill Period. Pursuant to

CUSIP No. 53635D202	SCHEDULE 13D	Page 6 of 8 Pages

the Standstill Agreement, during the Standstill Period, Caligan also shall vote in accordance with the Board’s recommendation on all matters presented at the Issuer’s annual stockholder meetings (subject to certain limited exceptions), and shall not institute, solicit, join or assist in any litigation, arbitration or other proceeding against or involving the Issuer or any of its current or former directors or officers (including derivative actions) or affiliates, subject to certain limited exceptions.

Additionally, the Caligan Fund has agreed, among other things, during the Standstill Period, not to, without the prior written consent of the Board, and subject to certain limited exceptions, acquire, directly or indirectly, any securities or assets of the Issuer such that after giving effect to any such acquisition, the Caligan Fund or any of its affiliates holds on an aggregate basis in excess of 20% of the then outstanding common stock of the Issuer, which ownership cap may be increased only by the affirmative vote of a majority of the Board.

The foregoing summaries of the Purchase Agreement, the Lock-Up Agreement, the Registration Rights Agreement and the Standstill Agreement do not purport to be complete and are qualified in their entireties by the full text of each of the Purchase Agreement, the Lock-Up Agreement, the Registration Rights Agreement and the Standstill Agreement. Copies of the Purchase Agreement, the Registration Rights Agreement and the Standstill Agreement are filed as Exhibit 10.1, Exhibit 10.2, and Exhibit 10.3, respectively to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on April 13, 2021, and are incorporated herein by reference as Exhibit B, Exhibit D, and Exhibit E, respectively. A copy of the form of the Lock-Up Agreement is attached hereto as Exhibit C and is incorporated herein by reference.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 51,962,314 shares of Common Stock, which is the sum of (i) the 43,336,277 shares of Common Stock outstanding as of March 15, 2021, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 30, 2020, filed with the Securities and Exchange Commission on March 25, 2021 and (ii) the 8,626,037 shares of Common Stock issued on April 13, 2021 in the Private Placement, and assumes the exercise of the director stock options granted to Mr. Johnson.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as described in Item 4 of this Schedule 13D, no transactions in the Common Stock were effectuated by the Reporting Persons during the past sixty (60) days.

(d)	No person (other than the Reporting Persons, the Caligan Fund and the Caligan Account) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein. Caligan Partners CV IV LP, the Caligan Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock.

(e)	Not applicable.

CUSIP No. 53635D202	SCHEDULE 13D	Page 7 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

In connection with Mr. Johnson’s appointment, on April 13, 2021, Mr. Johnson was granted a nonstatutory option to purchase 30,000 shares of the Common Stock pursuant to the Issuer’s non-employee director compensation policy. The option vests in 36 equal monthly installments, becoming fully vested on April 13, 2024, expires on April 13, 2031 and has an exercise price of $2.52.

In addition, in connection with Mr. Johnson’s appointment and in lieu of cash fees for Mr. Johnson's directorship for 2021, on April 13, 2021, Mr. Johnson was granted a nonstatutory option to purchase 16,132 shares of the Common Stock pursuant to the Issuer’s non-employee director compensation policy. The option vests in quarterly installments, with 4,840 shares of Common Stock vesting on June 30, 2021 and 5,646 shares of Common Stock vesting on each of September 30, 2021 and December 31, 2021. The option expires on April 13, 2031 and has an exercise price of $2.52.

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Other than the joint filing agreement, the Purchase Agreement, the Lock-Up Agreement, the Registration Rights Agreement, the Standstill Agreement and as described in this Item 6, there are no contracts, arrangements, understandings or relationship among the Reporting Persons or between the Reporting Persons and any other person with respect to the Securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Joint Filing Agreement

Exhibit B:	Common Stock Purchase Agreement, dated as of April 12, 2021 (incorporated by reference to Exhibit 10. 1 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on April 13, 2021.)

Exhibit C:	Form of Lock-Up Agreement

Exhibit D:	Registration Rights Agreement, dated as of April 12, 2021 (incorporated by reference to Exhibit 10. 2 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on April 13, 2021.)

Exhibit E:	Standstill Agreement, dated as of April 13, 2021 (incorporated by reference to Exhibit 10. 3 to the Issuer’s Current Report on Form 8-K, filed by the Issuer with the SEC on April 13, 2021.)

CUSIP No. 53635D202	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2021

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

EXHIBIT A

Joint Filing Agreement

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he, she or it knows that such information is inaccurate.

Dated: April 15, 2021

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

EXHIBIT C

Form of Lockup Agreement

Liquidia Corporation
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

Re: Liquidia Corporation (the “Company”)

Ladies & Gentlemen:

The undersigned has acquired shares (“Shares”) of common stock, par value $0.001 per share, of the Company (“Common Stock”) at the Closing, pursuant to that certain Common Stock Purchase Agreement, dated as of April 12, 2021, by and among the Company, the undersigned and the other Buyers party thereto (the “Securities Purchase Agreement” and the transactions contemplated by the Securities Purchase Agreement, collectively, the “Transaction”). The undersigned recognizes that the Transaction will benefit each of the Company and the undersigned. The undersigned acknowledges that the Company is relying on the representations and agreements of the undersigned contained in this letter agreement in conducting the Transaction.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this letter agreement. Those definitions are a part of this letter agreement.

In consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned hereby agrees that, during the Lock-up Period, the undersigned will not (and will cause any Family Member not to), without the prior written consent of the Company, which may withhold its consent in its sole discretion:

•	Sell or Offer to Sell any Shares,
•	enter into any Swap with respect to the Shares,
•	except in accordance with the Registration Rights Agreement (as defined in the Securities Purchase Agreement), make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any Shares, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or
•	publicly announce any intention to do any of the foregoing.

The foregoing restrictions shall not apply to:

(i)	transfers by gift, or by will or intestate succession to a Family Member or to a trust whose beneficiaries consist exclusively of one or more of the undersigned and/or a Family Member, or to a charitable organization,
(ii)	transfers by operation of law, including pursuant to a court or regulatory agency order, a qualified domestic relations order or in connection with a divorce settlement,
(iii)	transfers as a distribution to limited partners, limited liability company members or stockholders of the undersigned,

(iv)	transfers to a corporation, partnership, limited liability company, investment fund or other entity that controls or is controlled by, or is under common control with, the undersigned, or is wholly-owned by the undersigned, or, in the case of an investment fund, that is managed by, or is under common management with, the undersigned (including, for the avoidance of doubt, a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned),
(v)	transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Shares or Related Securities involving a Change of Control of the Company (and nothing in this Lock-Up Agreement shall prohibit the undersigned from voting in favor of any such transaction or taking any other action in connection with such transaction), provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the Shares owned by the undersigned shall remain subject to the restrictions contained in this letter agreement, and
(vi)	transfers to the Company,

provided, however, that in any such case (except (v)-(vi)), it shall be a condition to such transfer that:

•	each transferee executes and delivers to the Company an agreement in form and substance satisfactory to the Company stating that such transferee is receiving and holding such Shares subject to the provisions of this letter agreement and agrees not to Sell or Offer to Sell such Shares, engage in any Swap with respect to the Shares or engage in any other activities restricted under this letter agreement except in accordance with this letter agreement (as if such transferee had been an original signatory hereto),
•	prior to the expiration of the Lock-up Period, no public disclosure or filing under the Exchange Act by any party to the transfer (donor, donee, transferor or transferee) shall be required, or made voluntarily, reporting a reduction in beneficial ownership of Shares in connection with such transfer, and
•	any such transfers shall not involve a disposition for value.

“Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than a placement agent pursuant to the Transaction), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity).

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Shares held by the undersigned and the undersigned’s Family Members, if any, for the duration of the Restricted Period, except in compliance with the foregoing restrictions.

The undersigned confirms that the undersigned has not, and has no knowledge that any Family Member has, directly or indirectly, taken any action designed to or that might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale of the Shares. The undersigned will not, and will cause any Family Member not to take, directly or indirectly, any such action.

Despite anything to the contrary set forth herein, none of the provisions of this letter agreement will apply to any securities of the Company owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act), whether acquired prior to or after the date of this letter agreement, by the undersigned (other than the Shares).

The undersigned hereby represents and warrants that the undersigned has power and authority to enter into this letter agreement. This letter agreement is irrevocable and will be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Signature

Printed Name of Person Signing

Title

(Indicate capacity of person signing if
signing as custodian or trustee, or on behalf
of an entity)

Date: April 13, 2021

Certain Defined Terms
Used in Lock-up Agreement

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

•	“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.
•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
•	“Family Member” shall mean the spouse of the undersigned, an immediate family member of the undersigned or an immediate family member of the undersigned’s spouse, in each case living in the undersigned’s household or whose principal residence is the undersigned’s household (regardless of whether such spouse or family member may at the time be living elsewhere due to educational activities, health care treatment, military service, temporary internship or employment or otherwise). “Immediate family member” as used above shall have the meaning set forth in Rule 16a-1(e) under the Exchange Act.
•	“Closing” shall have the meaning ascribed to such term in the Securities Purchase Agreement.
•	“Closing Date” shall have the meaning ascribed to such term in the Securities Purchase Agreement.
•	“Lock-up Period” shall mean the period beginning on the Closing Date and continuing through the close of trading on October 12, 2021.
•	“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.
•	“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.
•	“Securities Act” shall mean the Securities Act of 1933, as amended.
•	“Sell or Offer to Sell” shall mean, with respect to the Shares, to:
1.	– sell, offer to sell, contract to sell or lend,
2.	– effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position,
3.	– pledge, hypothecate or grant any security interest in, or
4.	– in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

•	“Swap” shall mean any swap, hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of the Shares, regardless of whether any such transaction is to be settled in securities, in cash or otherwise.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.